SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

Exhibit Number		Page
1.1	Announcement (Closure of Register of Members), dated August 17, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 17, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the 2007 interim results announcement of China Mobile Limited (the “Company”) published on 16 August 2007.

Notice is hereby given that the register of members of the Company will be closed from 5 September 2007 to 7 September 2007 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2007 ordinary and special interim dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 4 September 2007. The ordinary and special interim dividends will be paid on or about 14 September 2007 to those shareholders on the register of members on 7 September 2007.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 17 August 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.